SCHEDULE A
to the Operating Expenses Limitation Agreement

(as amended on March 20, 2018, to reflect a reduction in the operating expense limit)

Advisors Series Trust Fund	Operating Expense Limit as a Percentage of Average Daily Net Assets
FIRST STATE GLOBAL LISTED INFRASTRUCTURE FUND	0.85%

ADVISORS SERIES TRUST on behalf of the series listed on Schedule A	FIRST STATE INVESTMENTS (US) LLC

By : /s/ Douglas G. Hess	By: /s/ Heather Brilliant
Name: Douglas G. Hess	Name: Heather Brilliant
Title: President	Title: Managing Director